SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FREEDOM TAX CREDIT PLUS L.P.

(Name of Subject Company)

Freedom Tax Credit Plus L.P.

Related Freedom Associates L.P.

Freedom GP, Inc.

(Name of Person(s) Filing Statement)

Beneficial Assignment Certificates and Limited Partnership Interests

(Title of Class of Securities)

3655P102

(CUSIP Number of Class of Securities)

Alan Hirmes

Chief Executive Officer

Related Freedom Associates L.P.

Freedom GP, Inc.

625 Madison Avenue

New York, New York 10022

(212) 317-5700

With Copies to:

Mark Schonberger, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, NY 10022

(212) 318-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

The name of the subject company is Freedom Tax Credit Plus L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022. The general partners of the Partnership are Related Freedom Associates, L.P. ("RFA"), a Delaware limited partnership and Freedom GP Inc., a Delaware corporation (“Freedom GP” and together with RFA, the “General Partners”). The principal executive offices for each of these entities is located at 625 Madison Avenue, New York, New York 10022 and the telephone number is (212) 317-5700. The title of the class of equity securities to which this statement relates is the Partnership's Beneficial Assignment Certificates ("BACs" or “Units”) representing assignments of limited partnership interests in the Partnership. The Partnership currently has 72,896 Units outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The Partnership, as well as RFA and Freedom GP, in their capacity as the General Partners of the Partnership, are the Persons filing this Statement. The addresses and business telephone numbers of these entities are set forth in Item 1 above.

This Statement relates to the offer by SCM Special Fund, LLC and MacKenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase up to 14,433 Units in the Partnership. The Purchasers have offered to pay $20 per Unit, less the amount of any distributions declared or made with respect to the Units between September 22, 2006 (the “Offer Date”) and October 31, 2006 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in its Offer to Purchase dated September 22, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”), would be assigned by tendering Unit holders to the Purchasers. The Purchasers filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on September 22, 2006.

The Purchasers’ principal executive office, as set forth in the Schedule TO, is located at 1640 School Street, Moraga, California 94556 and its telephone number is (925) 631-9100.

With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors or actions or events with respect to any of them, neither the General Partners nor the Partnership take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(1) The Partnership is a limited partnership which was formed under the laws of the State of Delaware. As noted above, the general partners of the Partnership are RFA and Freedom GP. The general partner of RFA is Related Freedom Associates Inc. (RFAI), a Delaware corporation. The General Partners are both affiliates of CharterMac Capital LLC (formerly known as Related Capital Company LLC). In November 1997, an affiliate of RFA purchased 100% of the stock of Freedom GP. In November 17, 2003, CharterMac acquired CharterMac Capital, which is the parent of RCC Manager LLC, the sole shareholder of RFAI, the general partner of RFA. Pursuant to the acquisition, CharterMac acquired controlling interests in the General Partners.

The Partnership was formed to invest, as a limited partner, in other limited partnerships (referred to herein as "Local Partnerships" or "subsidiary partnerships") each of which owns one or more leveraged low-income multi-family residential complexes ("Apartment Complexes") that are eligible for the low-income housing tax credit ("Tax Credit") enacted in the Tax Reform Act of 1986, and some of which may also be eligible for the historic rehabilitation tax credit (the "Historic Rehabilitation Tax Credit"). The Partnership's investment in each Local

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Partnership represents 98% to 99% of the partnership interests in the Local Partnership. As of March 31, 2006, the Partnership has acquired interests in forty-two Local Partnerships.

The Partnership is currently in the process of disposing of its investments. It is anticipated that this process will take a number of years. As of June 30, 2006, the Partnership's limited partnership interests in seven Local Partnerships had been sold and the property and the related assets and liabilities of five Local Partnerships were sold. In addition, the Partnership has entered into agreements for the sale of eight Local Partnerships. Subsequently, on July 26, 2006, the related assets and liabilities of one Local Partnership were sold.

The Partnership does not have any employees, directors or officers. All decisions with respect to the management of the Partnership and its affairs are made only with the consent of the General Partners. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Partnership and its affiliates.

The General Partners and their affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.

Freedom SLP L.P., an affiliate of the General Partners, has either a .01% or 1% interest, as a special limited partner, in each of the Local Partnerships.

Pursuant to the Partnership Agreement, the General Partners are entitled to a fee (the "Partnership Management Fee") for their services in connection with the administration of the affairs of the Partnership (including, without limitation, coordination of communications between the Partnership and BACs holders and with the partnerships in which the Partnership has acquired a partnership interest (the "Local Partnerships")). The Partnership Management Fee is payable annually and is determined by the General Partners based on their review of the Partnership's investments, up to a maximum of 0.5% of the Partnership's Invested Assets (as defined below). "Invested Assets" means the sum of (i) any capital contributions made by the Partnership to the Local Partnerships, (ii) the amounts represented by promissory notes given by the Partnership to the sellers of interests of Local Partnerships as part of the Partnership's purchase price, and (iii) the amount of all liens and mortgages on properties when the Partnership acquired interests in Local Partnerships. For the year ended March 31, 2006, the General Partners earned aggregate Partnership Management Fees of $670,875. Partnership Management Fees owed to the General Partners amounting to approximately $7,555,000 were accrued and unpaid as of March 31, 2006.

According to the Partnership Agreement, the General Partners are also entitled to receive a disposition fee (the "Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Partnership. Payment of such fee is subordinated to the return of Limited Partners and BACs holders of their capital contribution and their 10% priority return. Each Disposition Fee is equal to the lesser of one-half the competitive real estate commission or 3% of the sale price in respect of any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). In no event, however, shall the Disposition Fee and all other fees payable to the General Partners and any of their affiliates and any unrelated parties arising out of any given sale exceed in the aggregate the lesser of the competitive rate or 6% of the gross proceeds from such sale. To date, the General Partners have not earned any Disposition Fees.

Freedom SLP L.P. is entitled to receive up to $2,500 per year as an annual fee (the "Annual Local Administrative Fee") from each Local Partnership of which it is a special limited partner. The sum of the Annual Local Administrative Fee and the Partnership Management Fee will not exceed 0.5% of the Partnership’s Invested Assets. Freedom SLP L.P., as special limited partner of the Local Partnerships, earned an aggregate Annual Local Administrative Fee of $49,850 from the Local Partnerships for the fiscal year ended March 31, 2006.

RFA and Freedom GP, as General Partners, and their respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement.

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Generally, the General Partners and their affiliates are also entitled to reimbursement of expenditures made on behalf of the Partnership. Another affiliate of the General Partners performs asset monitoring services for the Partnership. These services include site visits and evaluations of the Local Partnerships' performance. For the fiscal year ended March 31, 2006, the Partnership incurred liabilities of $353,440, in the aggregate, to the General Partners and their affiliates as reimbursement of expenditures and asset monitoring performed by their affiliate on behalf of the Partnership.

(2) Except as discussed below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and the Purchaser, its executive officers, directors or affiliates. On September 25, 2006, the Partnership and the Purchasers entered into a Distribution and Indemnification Agreement, attached hereto as an exhibit, relating to the Offer (the “Distribution and Indemnification Agreement”). Pursuant to the agreement, the Purchasers agreed to provide the Partnership with a legal opinion concerning certain tax issues and to indemnify the Partnership, its General Partners and its non-tendering Unit holders for any loss or liability relating to the Offer, including any adverse tax consequences. In addition, the Purchasers agreed not to sue the Partnership, its General Partners and certain affiliated entities, subject to certain exceptions. The agreement also provides that the Partnership would mail the Offer, along with the Partnership’s Schedule 14D-9, to Unit holders. The Purchasers agreed to reimburse the Partnership for the costs of disseminating the Offer.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

(a) Following receipt of the terms of the Offer, the Partnership and the General Partners reviewed and considered the Offer. The Partnership and General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

(b) Although the General Partners are not making a recommendation with respect to the Offer, the General Partners believe that Unit holders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:

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The Partnership is in the process of disposing of its portfolio of investments in the Local Partnerships. It is uncertain at this time how much money, if any, will be realized by the Partnership and its Unit holders from the liquidation of its investments. The Partnership has not prepared for itself or received from any third party any valuations of its investments. Accordingly, it takes no position on whether or not the Offer and its purchase price are attractive or unattractive to Unit holders from an economic point of view.

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The Offer raises certain questions about its potential impact on the Partnership’s tax status for federal income tax purposes. The Partnership is currently treated, and has since its inception been treated, as a partnership and a pass-through entity for federal income tax purposes -- a tax status that is desirable and beneficial to the Partnership and its investors. That beneficial tax status might be lost, and the Partnership might be taxed as a corporation, if it were deemed to be a “publicly traded partnership” within the meaning of the Internal Revenue Code and certain regulations promulgated by the Internal Revenue Service. It is uncertain whether or not the Offer, if consummated, might cause the Partnership to be deemed a “publicly traded partnership.” Accordingly, the Partnership will not permit any Units to be transferred pursuant to the Offer unless and until the Purchasers provide it with (i) an opinion of counsel that the Offer will not result in the Partnership being deemed to be a “publicly traded partnership” for federal income tax purposes and (ii) an agreement to indemnify the Partnership, its General Partners and its non-tendering Unit holders for any loss or liability relating to any adverse tax consequences arising from the Offer. Pursuant to the terms of the Distribution and Indemnification Agreement, the Purchasers have agreed to provide the Partnership with the requisite indemnity and the requisite legal opinion.

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Intentions of Affiliates

(c) Neither the General Partners nor, to the knowledge of the General Partners, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchasers pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

To the knowledge of the General Partners, neither it nor the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on its behalf concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The General Partners are not aware of any transactions in the Units during the past 60 days by their executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as otherwise described herein, no negotiation is being undertaken and no discussions are under way by the Partnership or the General Partners in response to the Offer which relates to: (1) a tender offer or other acquisition of the Partnership’s Units; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (b) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership. In addition, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the items referred to above.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by the Partnership or the General Partners in light of their experience and perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although the Partnership and the General Partners believe that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Partnership’s performance are set forth in reports and documents filed by the Partnership with the SEC.

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ITEM 9.	EXHIBITS

(a)(1)(i)	Purchasers’ Offer to Purchase, dated September 22, 2006 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on September 22, 2006)
(a)(1)(ii)	Purchasers’ Letter of Transmittal and related instructions, dated September 22, 2006 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on September 22, 2006)
(a)(1)(iii)	Purchasers’ Form of Letter to Unit holders, dated September 22, 2006 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on September 22, 2006)
(a)(5)(i)	Partnership’s Letter to Unit Holders
(a)(5)(ii)	Partnership’s Press Release
(d)(1)(i)

Partnership's Amended and Restated Agreement of Limited Partnership, incorporated herein as an exhibit by reference to Exhibit A to the Partnership's Prospectus, dated February 9, 1990, as supplemented by supplements thereto dated December 7, 1990, May 10, 1991, July 10, 1991 and July 23, 1991 (as so supplemented, the "Prospectus"), filed with the Securities and Exchange Commission on July 30, 1992, as part of Post-Effective Amendment No. 6 to the Partnership's registration statement on Form S-11, File No. 33-30859

(d)(1)(ii)

Partnership's Certificate of Limited Partnership, as filed with Secretary of State of the State of Delaware on August 28, 1989, incorporated herein as an exhibit by reference to Exhibit (3C) to the Partnership's registration statement on Form S-11, File No. 33-30859, as filed with the Securities and Exchange Commission on September 1, 1989

(d)(2)	Distribution and Indemnification Agreement between the Partnership and SCM Special Fund, LLC and MacKenzie Patterson Fuller, L.P., dated September 25, 2006

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FREEDOM TAX CREDIT PLUS L.P.

By: RELATED FREEDOM ASSOCIATES L.P.,
a general partner

By: RELATED FREEDOM ASSOCIATES INC.,
a general partner

Date: September 27, 2006

By: /s/ Alan P. Hirmes
Alan P. Hirmes
Director and President

and

By: FREEDOM GP INC.,
a general partner

Date: September 27, 2006

By: /s/ Alan P. Hirmes
Alan P. Hirmes
Director and President

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Purchasers’ Offer to Purchase, dated September 22, 2006 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on September 22, 2006)
(a)(1)(ii)	Purchasers’ Letter of Transmittal and related instructions, dated September 22, 2006 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on September 22, 2006)
(a)(1)(iii)	Purchasers’ Form of Letter to Unit holders, dated September 22, 2006 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on September 22, 2006)
(a)(5)(i)	Partnership’s Letter to Unit Holders
(a)(5)(ii)	Partnership’s Press Release
(d)(1)(i)

Partnership's Amended and Restated Agreement of Limited Partnership, incorporated herein as an exhibit by reference to Exhibit A to the Partnership's Prospectus, dated February 9, 1990, as supplemented by supplements thereto dated December 7, 1990, May 10, 1991, July 10, 1991 and July 23, 1991 (as so supplemented, the "Prospectus"), filed with the Securities and Exchange Commission on July 30, 1992, as part of Post-Effective Amendment No. 6 to the Partnership's registration statement on Form S-11, File No. 33-30859

(d)(1)(ii)

Partnership's Certificate of Limited Partnership, as filed with Secretary of State of the State of Delaware on August 28, 1989, incorporated herein as an exhibit by reference to Exhibit (3C) to the Partnership's registration statement on Form S-11, File No. 33-30859, filed with the Securities and Exchange Commission on September 1, 1989

(d)(2)	Distribution and Indemnification Agreement between the Partnership and SCM Special Fund, LLC and MacKenzie Patterson Fuller, L.P., dated September 25, 2006

Exhibit (a)(5)(i)

FREEDOM TAX CREDIT PLUS, L.P.

625 Madison Avenue

New York, New York 10022

(212) 317-5700

                September 27, 2006

Dear Unit Holder:

A tender offer has been announced by SCM Special Fund and MacKenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase up to 14,433 Units in the Partnership. The Purchasers have offered to pay $20 per Unit, less the amount of any distributions declared or made with respect to the Units between September 22, 2006 (the “Offer Date”) and October 31, 2006 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in its Offer to Purchase dated September 22, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal.

The Partnership is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. For the reasons discussed in the enclosed Schedule 14D-9, the Partnership, including Related Freedom Associates, L.P. and Freedom GP Inc. in their capacity as General Partners of the Partnership, do not express any opinion, and are remaining neutral, with respect to the Purchasers’ offer. We strongly encourage you to read the enclosed Schedule 14D-9 for a discussion of this matter and certain information you should consider before tendering your shares.

Should you have any questions regarding this matter, please contact Millie Brogle at (212) 521-6452.

Sincerely,
FREEDOM TAX CREDIT PLUS L.P.

Exhibit (a)(5)(ii)

For Immediate Release	Contact: Denise Bernstein (800) 600-6422, ext. 6451

FREEDOM TAX CREDIT PLUS L.P.

RESPONDS TO TENDER OFFER

New York, New York, September 27, 2006 -- Freedom Tax Credit Plus L.P. (“Freedom”) responded to an unsolicited tender offer (the “Offer”) by SCM Special Fund, LLC and MacKenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase up to 14,433 Beneficial Assignment Certificates (“Units”) representing assignments of limited partnership interests in Freedom at a price of $20 per Unit, less the amount of any distributions declared or made with respect to the Units between September 22, 2006 and October 31, 2006 or such other date to which the Offer may be extended. The Purchasers are not affiliated with Freedom or its general partners (the “General Partners”). The Purchasers filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on September 22, 2006.

Following receipt of the terms of the Offer, Freedom and its General Partners reviewed and considered the Offer. On September 27, 2006, the Partnership and the General Partners filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC as required under Section 14(d)(4) of the Securities Exchange Act of 1934. As disclosed in the Schedule 14D-9, the Partnership and the General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

Although the General Partners are not making a recommendation with respect to the Offer, as set forth in the Schedule 14D-9, the General Partners believe that Unit holders should carefully consider the following information in making their own decisions of whether to accept or reject the Offer:

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Freedom is in the process of disposing of its portfolio of investments in its local partnerships. It is uncertain at this time how much money, if any, will be realized by Freedom and its Unit holders from the liquidation of its investments. Freedom has not prepared for itself or received from any third party any valuations of its investments. Accordingly, it takes no position on whether or not the Offer and its purchase price are attractive or unattractive to Unit holders from an economic point of view.

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The Offer raises certain questions about its potential impact on the Freedom’s tax status for federal income tax purposes. Freedom is currently treated, and has since its inception been treated, as a partnership and a pass-through entity for federal income tax purposes -- a tax status that is desirable and beneficial to Freedom and its investors. That beneficial tax status might be lost, and Freedom might be taxed as a corporation, if it were deemed to be a “publicly traded partnership” within the meaning of the Internal Revenue Code and certain regulations promulgated by the Internal Revenue Service. It is uncertain whether or not the Offer, if consummated, might cause Freedom to be deemed a “publicly traded partnership.” Accordingly, Freedom will not permit any Units to be transferred pursuant to the Offer unless and until the Purchasers provide it with (i) an opinion of counsel that the Offer will not result in Freedom being deemed to be a “publicly traded partnership” for federal income tax purposes and (ii) an agreement to indemnify Freedom, its General Partners and its non-tendering Unit holders for any loss or liability relating to any adverse tax consequences arising from the Offer. Pursuant to the terms of the Distribution and Indemnification Agreement, the Purchasers have agreed to provide Freedom with the requisite indemnity and the requisite legal opinion.

Each Unit holder should consult with his, her or its own investment, tax and legal advisors in deciding whether or not to tender units in response to the Offer.

Exhibit (d)(2)

DISTRIBUTION AND INDEMNIFICATION AGREEMENT

This Distribution and Indemnification Agreement (this “Agreement”) is made and entered into as of September 25, 2006, by and among (a) Freedom Tax Credit Plus L.P., a Delaware limited partnership (the “Partnership”), and (b) MacKenzie Patterson Fuller, L.P., a California limited partnership (“MPF”), and SCM Special Fund, LLC, a California limited liability company (“SCM”; and together with MPF, collectively, the “Purchasers”).

WHEREAS, Purchasers wish to make a tender offer (the “Tender Offer”) to purchase certain Beneficial Assignment Certificates (“Units”) issued by the Partnership;

WHEREAS, Purchasers have requested that the Partnership mail to the current holders of the Units a copy of certain materials evidencing the Tender Offer (the “Tender Offer Materials”), but have stated that the Purchasers do not wish to incur the expense of publishing announcements of the Tender Offer in newspapers;

WHEREAS, the purchases of Units pursuant to the Tender Offer, by themselves or in combination with other transfers of Units already made or that may subsequently be made in this tax year, will exceed the number of transfers permitted under the 2% safe harbor established by United States Treasury Regulation §1.7704-1(j);

WHEREAS, the general partners of the Partnership will not agree to disseminate the Tender Offer under the terms and circumstances requested by the Purchasers or to permit transfers to Purchasers pursuant to the Tender Offer unless, among other things, Purchasers agree to indemnify the Partnership and its general partners, limited partners and non-transferring Unit holders from any and all liability arising from such transactions.

NOW, THEREFORE, the parties to this Agreement for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby agree as follows:

1.             Distribution of Tender Offer Materials to Unit Holders. (a) After Purchaser’s satisfaction of the conditions set forth in paragraph 1(b) below, the Partnership will mail, by first class mail, to each of the known holders of Units as of the date hereof, a copy of the Tender Offer Materials, together with a copy of a Schedule 14D-9 statement prepared by the Partnership pursuant to Section 14(d)(4) of the Securities and Exchange Act of 1934 and Regulation 14d-101 promulgated by the Securities and Exchange Commission.

(b)           The Partnership shall not mail any Tender Offer Materials unless and until each of the following conditions have been satisfied by Purchasers, as determined by the Partnership in its sole discretion:

(i) Purchasers shall have delivered to the Partnership at least 4,500 copies of the completed Tender Offer Materials and 4,500 envelopes, all of which shall be in a format for mailing acceptable to the Partnership in its sole discretion:

(ii) Purchasers shall have delivered to the Partnership a check for $4,500 payable to the Partnership; and

(iii) The Tender Offer Materials shall be in substantially the form and substance as delivered to the Partnership prior to the date hereof.

2.             Indemnification. Purchasers hereby covenant and agree, at their sole cost and expense, to protect, defend, indemnify, release and hold the Partnership, its general partners, limited partners and Unit holders who are not transferring their Units to Purchasers, and each of their respective officers, directors, managers, members agents, affiliates, successors, predecessors and permitted assigns (all of the foregoing, collectively, the “Indemnitees”), harmless from and against any and all claims, actions, liability, loss, and/or expense (including, without limitation, reasonable attorneys’ fees and disbursements) directly or indirectly arising out of or in any way relating to (a) the Tender Offer and/or Tender Offer Materials and/or the distribution thereof, (b) the transfer of any Units and/or limited partnership interests to Purchasers, including, without limitation, any federal, state or local income or other tax consequences arising therefrom, (c) any offers to purchase such Units by Purchasers and/or (d) any breach by Purchasers of any of their obligations under this Agreement.

3.             Indemnitors’ Net Worth. In order to induce the Partnership and its general partners to enter into this Agreement and to rely on the indemnification contained herein, Purchasers hereby represent and warrant to the Partnership and its general partners that Purchasers have a current aggregate net worth in excess of $2,000,000. Purchasers shall at all times from the date of this Agreement through the date six years thereafter (the “Net Worth Period”) maintain an aggregate net worth in excess of $2,000,000. If at any time during the Net Worth Period, Purchasers fail to maintain an aggregate net worth in excess of $2,000,000, then Purchasers shall promptly (and in all events, within five (5) business days of learning of such information) (a) notify the Partnership that the Purchasers’ aggregate net worth is less than $2,000,000 and (b) arrange for other persons, whose creditworthiness is acceptable to the Partnership in its sole discretion and who in the aggregate have a net worth in excess of $2,000,000, to enter into a written agreement, in form and substance acceptable to the Partnership in its sole discretion, unconditionally and irrevocably guaranteeing the financial obligations, including, without limitation, the indemnification obligations, of Purchasers under this Agreement. From time to time, upon the written request of the Partnership, Purchasers shall promptly provide the Partnership with financial statements (audited with respect to

MPF) or such other proof reasonably acceptable to the Partnership that Purchasers and/or any persons guaranteeing the obligations of Purchasers have an aggregate net worth in excess of $2,000,000.

4.             Opinion Letter. (a) Purchasers shall promptly deliver to the Partnership a legal opinion letter in form and substance acceptable to the Partnership in its sole discretion, from counsel acceptable to the Partnership in its sole discretion, which opinion letter shall, among other things, (i) opine that the transfers of Units pursuant to the Tender Offer will not result in any federal, state or local income tax consequences to the Partnership or other Indemnitees and will not be counted in or prevent the Partnership and the other Indemnitees from obtaining all of the benefits of the 2% safe harbor established by United States Treasury Regulation § 1.7704-1(j) with respect to the number of Units transferred; and (ii) be addressed to the Partnership (the “Opinion Letter”).

(b)           Simultaneously with the delivery of the Opinion Letter, Purchasers shall deliver to the Partnership a certificate, in form and substance acceptable to the Partnership in its sole discretion, duly executed by each of the Purchasers (the “Certificate”), in which each of the Purchasers shall, among other things, represent, warrant and covenant to the Partnership that, among other things, (i) the Purchasers have reviewed the Opinion Letter; (ii) all assumptions contained in the Opinion Letter are true and correct as of the date of the Certificate; and (iii) each of the Purchasers shall at all times after the date of such Certificate conduct themselves in accordance with all assumptions describing Purchasers’ status and conduct contained in the Opinion Letter

5.            Conditions to Consent to Transfer of Units. Notwithstanding anything to the contrary, the Partnership and its general partners shall not be obligated to consent to any transfer of any Units to Purchasers until all conditions to transfer of the Units set forth in the Partnership’s Amended and Restated Agreement of Limited Partnership, as amended, have been satisfied by Purchasers and the Partnership and its general partners have received the Opinion Letter and the Certificate, all in form and substance acceptable to the Partnership and its general partners in their sole discretion.

6.            Covenants Not to Sue. Each of the Purchasers, covenants and agrees that it (i) will never, individually or with any person or in any way, directly or indirectly, commence, prosecute, or maintain, solicit or aid in any way, or cause or permit any person or entity to commence, maintain or prosecute, against any or all of (x) the Partnership, Liberty Tax Credit Plus L.P. (“Liberty I”), Liberty Tax Credit Plus II L.P. (“Liberty II”), and Liberty Tax Credit Plus III L.P. (together with the Partnership, Liberty I and Liberty II, collectively, the “Affiliated Partnerships” and each an “Affiliated Partnership”), or (y) each Affiliated Partnership’s respective general partners, limited partners, officers, directors, managers, members, agents, attorneys, affiliates, successors and permitted assigns (all of the foregoing, collectively, the “Affiliated Related Parties”), any action or other proceeding, at law or in equity, in any court or tribunal of any kind in any jurisdiction, based upon anything or matter whatsoever except for a Permitted Action (as defined below); and (ii) promptly reimburse each of Affiliated Partnerships and other Affiliated Related Parties for any and all expenses or damages incurred as a result of a breach by either of the Purchasers of any of its covenants in item (i) of this sentence, including, without limitation, reasonable attorneys’ fees and expenses. A “Permitted Action” shall mean a cause of action which is both (a) by the Purchasers (i) against any Affiliated Partnership or its respective general partners for a breach of an express provision of the partnership agreement of that Affiliated Partnership, (ii) against an Affiliated Partnership or its respective general partners for the gross negligence or willful misconduct of the general partners, or (iii) against the general partners of an Affiliated Partnership for breach of fiduciary duty based on allegations of such general partners’ gross negligence or willful misconduct, and (b) based solely on acts and events occurring after the date of this Agreement. In addition, Purchasers agree that any complaint or pleading asserting any Permitted Action shall be dismissed unless such complaint or pleading alleges all facts with respect to such cause of action with particularity.

7.             Survival of Representations and Warranties. Except as otherwise provided herein, the representations, warranties, covenants and agreements contained in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

8.            Equitable Remedy. Purchasers hereby acknowledge and agree that the Partnership would not have an adequate remedy at law if this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Partnership shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which the Partnership may be entitled at law or in equity. It is further understood and agreed that no failure to exercise or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, and no single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise of any right, power or privilege. If any party incurs any legal expenses to enforce the provisions hereof (including, without limitation, to assert any claim for money damages and/or equitable relief), the prevailing party shall be entitled to reimbursement of all fees, costs and expenses, including reasonable counsel fees, incurred by it in connection therewith.

9.             Purchasers Obligations Joint and Several. The obligations of the Purchasers (or any of them) shall be joint and several for each person or entity that constitutes a member of the defined term “Purchasers” (but not including any equity owners or officers of such entities).

10.           Notices. All communications hereunder shall be in writing and shall be sent either by facsimile (followed by regular mail), overnight mail, or certified mail, return receipt requested:

(a)	If to the Partnership, to:

Freedom Tax Credit Plus L.P.

c/o CharterMac

625 Madison Ave.

New York, NY 10022

Facsimile: (212) 593-5769

Attn.: Mr. Alan P. Hirmes

- and -

With a copy of such notice (which

will not itself constitute notice) sent to:

Joel S. Weiss, Esq.

Katsky Korins LLP

605 Third Avenue

New York, New York 10158

Facsimile: (212) 716-3365

(b)	If to Purchasers, to:

MacKenzie Paterson Fuller, LP

1640 School Street

Moraga, CA 94556

Attn.: Chip Patterson, Esq.

Facsimile: (925) 631-9119

Any party may specify a different address or fax number than that listed above by providing notice of such new address or fax number to each of the other parties in the manner described above.

11.           No Modification Except in Writing. This Agreement shall not be changed, modified, or amended, nor any rights hereunder waived, except by a writing signed by the party to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

12.           Further Assurances. Each of the parties hereto hereby agrees to execute and deliver all such further documents and take all such further actions as shall be necessary, desirable or expedient to consummate the transactions contemplated hereby.

13.           Severability. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

14.           Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of each other party, which consent may not be unreasonably withheld or denied.

15.          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof. All disputes arising under or relating to this Agreement shall be adjudicated by the Federal or State courts located in New York, New York and each party hereto hereby irrevocably consents to the nonexclusive jurisdiction and venue of such courts.

16.          Captions. The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

17.           Construction of this Agreement. This Agreement has been drafted jointly by the parties following negotiation among them. It shall be construed according to its terms and not for or against any party.

18.           Counterparts. This Agreement may be executed and delivered in one or more counterparts and by facsimile, each of which shall be deemed an original and all of them one instrument.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the day and year first above written.

FREEDOM TAX CREDIT PLUS L.P.

By: Related Freedom Associates, L.P.,
a General Partner

By: Related Freedom Associates Inc.
its General Partner

By:            /s/ Alan P. Hirmes

Name:	Alan P. Hirmes
Title:	Director and President

By: Freedom GP Inc.

By: /s/ Alan P. Hirmes
Name:	Alan P. Hirmes
Title:	Director and President

MACKENZIE PATTERSON FULLER, L.P.

By:      /s/ Chip Patterson

Name:	Chip Patterson
Title:	Senior Vice President

SCM SPECIAL FUND, LLC

By: Sutter Capital Management, LLC, its manager

By:      /s/ Chip Patterson

Name:	Chip Patterson
Title:	Senor Vice President